FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008

Commission File Number: 000-51053

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

THE9 LIMITED
Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: August 8, 2008

Exhibit 99.1
The9 Limited Reports Second Quarter 2008 Unaudited Financial Results
Shanghai, China — August 8, 2008. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator and developer in China, announced today its unaudited financial results for the second quarter ended June 30, 2008.
Second Quarter 2008 Financial Highlights:
—	The9 reported record revenues and record net income for the second quarter of 2008.

—	Net revenues for the second quarter of 2008 increased by 4% quarter-over-quarter and by 69% year-over-year to RMB455.1 million (US$66.3 million). Net revenues attributable to the operation of subscription-based game, which includes revenues from game playing time, merchandise and installation package sales, increased by 6% quarter-over-quarter and by 69% year-over-year to RMB416.3 million (US$60.7 million) in the second quarter of 2008.

—	Net income for the second quarter of 2008 was RMB115.9 million (US$16.9 million), a 29% increase from RMB89.7 million (US$13.1 million) in the first quarter of 2008, and a 129% increase from RMB50.6 million (US$7.4 million) in the second quarter of 2007.

—	Non-GAAP net income was RMB199.4 million (US$29.1 million) in the second quarter of 2008, a quarter-over-quarter increase of 3% from RMB193.4 million (US$28.2 million) in the first quarter of 2008, and a year-over-year increase of 59% from RMB125.4 million (US$18.3 million) in the second quarter of 2007.

—	Fully diluted earnings per share (one American Depositary Share (“ADS”) represents one ordinary share) was RMB4.19 (US$0.61) for the second quarter of 2008, compared with RMB3.21 (US$0.47) for the first quarter of 2008, and RMB1.90 (US$0.28) for the second quarter of 2007. Fully diluted non-GAAP net income per share was RMB7.20 (US$1.05) for the second quarter of 2008, compared with RMB6.92 (US$1.01) for the first quarter of 2008 and RMB4.70 (US$0.69) for the second quarter of 2007.

—	Explanation of the Company’s non-GAAP financial measures and the related reconciliation to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Reconciliations of GAAP to non-GAAP results.”
Commenting on the second quarter 2008 results, Jun Zhu, Chairman and Chief Executive Officer of The9, said, “We are very pleased to report record level of both total revenues and earnings for the second quarter 2008. Our solid financial results were driven by the continuing growth of Blizzard Entertainment®’s World of Warcraft®*

*	World of Warcraft® and Blizzard Entertainment® are trademarks or registered trademarks of Blizzard Entertainment®, Inc. in the U.S. and/or other countries.

and Soul of The Ultimate Nation, despite our closing of all servers for three days on observation and respect for those impacted by the earthquake tragedy. In the second quarter of 2008, we attained aggregate peak concurrent users (“PCU”) of approximately 1.3 million for games that are currently in commercial operation, with World of Warcraft’s PCU alone surpassing the 1-million milestone. As of June 30, 2008, we had over 41.5 million total registered users.
The second quarter of 2008 was a busy and fruitful quarter for us. We further grew our overall player base through constant content upgrades and enhanced penetration efforts toward lower tier regional markets. We added an additional high-quality game, Atlantica, to our strong licensed game pipeline as well as continued to enhance our in-house game development team and effectively strengthened our proprietary game development capabilities. We ramped our long-term and on-going preparations for new game launches before year-end. Separately, we made an investment in G10 Entertainment for approximately US$38 million which further enhanced our existing partnership, especially with respect to full-scale support of the Audition game series. We also formed a joint venture with T3 Entertainment to focus on game development and publishing in July 2008. Through our operational and strategic initiatives, we are gradually and relentlessly executing our business strategy, so as to generate sustainable and scalable long-term growth for the Company. ”
Discussion of The9’s Unaudited Second Quarter 2008 Results
Revenues
For the second quarter of 2008, The9 reported total gross revenues of RMB480.3 million (US$70.0 million), which increased by 4% compared to RMB463.8 million (US$67.6million) in the first quarter of 2008 and by 69% compared to RMB284.6 million (US$41.5 million) in the second quarter of 2007. Total net revenues were RMB455.1 million (US$66.3 million), which increased by 4% compared to RMB439.4 million (US$64.1 million) in the first quarter of 2008 and by 69% compared to RMB270.0 million (US$39.4 million) in the second quarter of 2007.
For the second quarter of 2008, online game services gross revenues were RMB479.1 million (US$69.9 million), representing a 4% increase from RMB462.2 million (US$67.4 million) in the first quarter of 2008 and a 73% increase from RMB276.5 million (US$40.3 million) in the second quarter of 2007. The increase was primarily because of continued revenue growth from Blizzard Entertainment’s World of Warcraft and Soul of The Ultimate Nation, partly offset by revenue decrease from Granado Espada.
In the second quarter of 2008, net revenues attributable to the operations of subscription-based game, which included revenues from game playing time, merchandise and installation package sales, increased by 6% quarter-over-quarter and increased by 69% year-over-year to RMB416.3 million (US$60.7 million) in the second quarter of 2008. The increase in such revenues was mainly due to higher concurrent user levels as well as user usage levels of World of Warcraft despite the earthquake impact during the quarter. Net revenues attributable to the operations of item-sales based games, which included revenues from in-game item sales and installation package sales, decreased by 18% quarter-over-quarter but increased by 134% year-over-year to RMB38.0 million (US$5.5 million) in the second quarter of 2008. The sequential decrease in such revenues was mainly due to the decrease in revenue from Granado Espada.
Gross Profit
Gross profit for the second quarter of 2008 increased by 3% quarter-over-quarter and 87% year-over-year to

RMB214.0 million (US$31.2 million). The sequential increase of gross profit was largely in line with the increase in net revenues. Gross profit margin for the second quarter of 2008 was 47% which remained stable compared to 47% for the previous quarter but increased compared to 42% for the same period of last year. The improvement of gross margin was primarily because of economies of scale for certain cost of services components including server depreciation and internet data center rental, whereby the percentage increase of these costs is less than that of our net revenues.
Operating Expenses
For the second quarter of 2008, operating expenses were RMB100.3 million (US$14.6 million), representing a 7% increase from RMB94.0 million (US$13.7 million) in the previous quarter and a 35% increase from RMB74.5 million (US$10.9 million) in the same period of last year. The sequential increase in operating expenses was a combined result of increased sales and marketing expenses relating to World of Warcraft and Soul of The Ultimate Nation during the quarter, and increased product development expenses due to the growth of our proprietary game development team.
For the second quarter of 2008, non-cash share-based compensation was RMB12.1 million (US$1.8 million), compared to RMB12.0 million (US$1.8 million) in the first quarter of 2008 and RMB9.2 million (US$1.3 million) in the second quarter of 2007. Share-based compensation expenses included in cost of services, product development, sales and marketing, and general and administrative expenses were RMB0.06 million (US$0.01 million), RMB0.1 million (US$0.02 million), RMB0.4 million (US$0.05 million), and RMB11.6 million (US$1.7 million), respectively, for the second quarter of 2008, and RMB0.1 million (US$0.01 million), RMB0.2 million (US$0.03 million), RMB0.4 million (US$0.06 million), and RMB11.3 million (US$1.7 million), respectively, for the first quarter of 2008.
Profit from Operations
For the second quarter of 2008, profit from operations was RMB113.7 million (US$16.6 million), which remained relatively stable quarter-over-quarter compared to RMB114.1 million (US$16.6 million) in the first quarter of 2008 but increased by 183% year-over-year compared to RMB40.1 million (US$5.8 million) in the second quarter of 2007. Operating margin for the second quarter of 2008 was 25%, remaining relatively stable compared to 26% in the previous quarter, but improved significantly compared to 15% in the same period of last year. Operating profit margin, excluding share-based compensation expenses of RMB12.1 million (US$1.8 million), was 28% for the second quarter of 2008, compared to 29% in the first quarter of 2008, excluding share-based compensation expenses of RMB12.0 million (US$1.8 million), and 18% in the second quarter of 2007, excluding share-based compensation expenses of RMB9.2 million (US$1.3 million).
Other Income (Expenses), net
Other expenses for the second quarter of 2008 was RMB4.7 million (US$0.7 million), compared to other expenses of RMB24.4 million (US$3.6 million) in the first quarter of 2008 and other income of RMB4.1 million (US$0.6 million) in the second quarter of 2007. The sequential decrease of other expenses was a combined result of the RMB3.8 million (US$0.6 million) of financial subsidy we received during the second quarter and the decrease in foreign exchange loss. Foreign exchange loss for the second quarter of 2008 was RMB5.4 million (US$0.8 million), significantly decreased from RMB24.4 million (US$3.6 million) in the previous quarter because our US Dollar cash balance was significantly decreased after we made the equity investment in G10 Entertainment during the second quarter of 2008.

Income Tax Expense
Income tax expense for the second quarter of 2008 was RMB7.0 million (US$1.0 million), compared to income tax expense of RMB10.5 million (US$1.5 million) in the first quarter of 2008 and income tax expense of RMB1.1 million (US$0.2 million) in the second quarter of 2007. The sequential decrease of income tax expense was primarily because the decrease in deferred tax assets was lower in the second quarter compared with the first quarter.
Net Income
For the second quarter of 2008, net income was RMB115.9 million (US$16.9 million), which increased by 29% from RMB89.7 million (US$13.1 million) in the first quarter of 2008 and by 129% compared to RMB50.6 million (US$7.4 million) in the second quarter of 2007. The sequential increase in net income was a result of the cumulative effect of the foregoing factors.
Fully diluted earnings per share and per ADS for the second quarter of 2008 was RMB4.19 (US$0.61), compared to RMB3.21 (US$0.47) in the first quarter of 2008 and RMB1.90 (US$0.28) in the second quarter of 2007.
Non-GAAP net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. For the second quarter of 2008, non-GAAP net income was RMB199.4 million (US$29.1 million) compared to non-GAAP net income of RMB193.4 million (US$28.2 million) for the previous quarter and RMB125.4 million (US$18.3 million) for the same period of last year.
For the second quarter of 2008, fully diluted non-GAAP net income per share was RMB7.20 (US$1.05), compared to RMB6.92 (US$1.01) for the first quarter of 2008 and RMB4.70 (US$0.69) in the second quarter of 2007.
As at June 30, 2008, the Company’s total cash and cash equivalents balance was RMB1.43 billion (US$208.1 million). The decrease in cash and cash equivalents from RMB1.78 billion (US$260.1 million) as at March 31, 2008 was mainly due to the combined result of equity investment we made in G10 Entertainment and transfers of certain cash balances to six-month fixed deposits, which were reflected under short term investments, offset in part by cash receipts from sales of prepaid game points.
The conversion of Renminbi (RMB) into US dollars (US$) in this press release is based on the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2008, which was RMB6.8591 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.
Non-GAAP Measure
To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of non-GAAP net income, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

Non-GAAP net income is defined as earnings before depreciation of property, equipment and software, amortization of land use right and intangibles, share-based compensation, foreign exchange loss and income tax expenses/benefits, as applicable. The Company believes its non-GAAP net income provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of non-GAAP net income has certain limitations. Depreciation of property, equipment and software, amortization of land use right and intangibles and income tax expenses/benefits have been and will be incurred are not reflected in the presentation of non-GAAP net income. Each of these items should also be considered in the overall evaluation of our results. Non-GAAP net income should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, share-based compensation and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. Non-GAAP net income is not defined under GAAP, and our non-GAAP net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our non-GAAP net income may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate non-GAAP net income in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of GAAP to non-GAAP results” set forth at the end of this release.
Updates on Stock Repurchase Program
On November 20, 2007, The9 announced its Board of Directors has authorized a buy-back of up to US$50 million of its American Depositary Shares (“ADS”). As of June 30, 2008, The9 had spent a total purchase consideration of approximately US$39.3 million (including transaction costs), and had repurchased approximately 1.8 million of outstanding ADSs. The share repurchase program has ended on June 23, 2008.
Form 20-F
On June 30, 2008, The9 filed its annual report on Form 20-F for the year ended December 31, 2007 with the United States Securities and Exchange Commission (SEC). The report may be accessed in the Investor Relations section of the Company’s website at http://www.corp.the9.com. Upon request, The9 will provide a hard copy of its annual report on Form 20-F for the year ended December 31, 2007, which contains its audited consolidated financial statements, free of charge, to its shareholders and ADS holders. Requests should be made to The9 Limited, No. 3 Building, No. 690, Bibo Road, Pu Dong New Area, Shanghai 201203, People’s Republic of China.
Conference Call / Webcast Information
The9’s management team will host a conference call on Thursday, August 7, 2008 at 9:00 PM, U.S. Eastern Time, corresponding to Friday, August 8, 2008 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.
Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-614-3474, password “71178351”. In the U.S., members of the financial community may also participate in the call by dialing toll-free number +1-800-706-7749, password “71178351”. A replay of the call will be available through August 15, 2008. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “81968701”.
The9 will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s Investor Relations website www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited 2Q 2008 Earnings Conference Call” and follow the instructions.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, EA SPORTS FIFA Online 2, Audition 2, Field of Honor and Atlantica. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and others.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Dahlia Wei
Senior Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/

— Tables follow —

THE9 LIMITED
CONSOLIDATED STATEMENTS OF INCOME INFORMATION
 (Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2007	2008	2008	2008
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Online game services	276,501,327	462,198,105	479,129,879	69,853,170
Game operating support, website solutions and advertisement	7,339,827	232,484	154,053	22,460
Other revenues	780,444	1,321,347	985,024	143,608

	284,621,598	463,751,936	480,268,956	70,019,238

Sales Taxes	(14,633,882)	(24,326,329)	(25,206,878)	(3,674,954)

Net Revenues	269,987,716	439,425,607	455,062,078	66,344,284

Cost of Services	(155,380,871)	(231,376,952)	(241,017,017)	(35,138,286)

Gross Profit	114,606,845	208,048,655	214,045,061	31,205,998

Operating Expenses:
Product development	(11,406,746)	(12,532,470)	(15,585,433)	(2,272,227)
Sales and marketing	(22,518,505)	(22,394,306)	(26,753,116)	(3,900,383)
General and administrative	(40,567,082)	(59,061,535)	(57,992,007)	(8,454,755)

Total operating expenses:	(74,492,333)	(93,988,311)	(100,330,556)	(14,627,365)

Profit from operations	40,114,512	114,060,344	113,714,505	16,578,633
Interest income	9,515,538	12,825,697	14,468,786	2,109,429
Other income (expenses), net	4,148,574	(24,421,243)	(4,674,611)	(681,520)

Income before income tax expense, impairment loss on investment and share of loss on equity investments	53,778,624	102,464,798	123,508,680	18,006,542
Income tax expense	(1,102,507)	(10,459,922)	(7,040,555)	(1,026,455)

Income before impairment loss on investment and share of loss on equity investments	52,676,117	92,004,876	116,468,125	16,980,087
Impairment loss on investment	—	(1,902,255)	—	—
Share of loss on equity investments, net of taxes	(2,064,807)	(417,283)	(578,966)	(84,408)

Net income	50,611,310	89,685,338	115,889,159	16,895,679

Earnings per share
— Basic	1.92	3.21	4.20	0.61

— Diluted	1.90	3.21	4.19	0.61

Weighted average shares outstanding
— Basic	26,382,259	27,924,173	27,596,561	27,596,561

— Diluted	26,667,691	27,958,744	27,672,357	27,672,357

THE9 LIMITED
CONSOLIDATED BALANCE SHEETS INFORMATION
(Expressed in Renminbi — RMB and US Dollars — US$)

	As at
	December 31, 2007	June 30, 2008	June 30, 2008
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)

Assets
Current Assets
Cash and cash equivalents	2,215,281,857	1,427,691,745	208,145,636
Short term investment	—	643,974,080	93,886,090
Accounts receivable	26,654,274	23,689,389	3,453,717
Due from related parties	—	414,827	60,478
Advances to suppliers	8,943,273	10,497,662	1,530,472
Prepayments and other current assets	39,064,809	46,407,618	6,765,847
Prepaid royalties	71,937,382	84,905,483	12,378,517
Deferred costs	47,759,013	55,505,287	8,092,211
Deferred tax assets, current	5,118,345	7,564,547	1,102,848

Total current assets	2,414,758,953	2,300,650,638	335,415,816

Investments in equity investees	18,236,274	300,745,874	43,846,259
Available-for-sale investment	29,218,400	43,853,130	6,393,423
Property, equipment and software	344,393,472	319,758,208	46,618,100
Goodwill	30,199,751	30,199,751	4,402,874
Intangible assets	277,264,136	251,168,844	36,618,338
Land use right	83,719,665	82,759,210	12,065,608
Prepayment for equipments	18,500,000	28,240,000	4,117,158
Long-term deposits	454,212	—	—
Deferred tax assets, non-current	29,356,533	24,433,342	3,562,179

Total Assets	3,246,101,396	3,381,808,997	493,039,755

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	48,946,062	26,499,831	3,863,456
Due to related parties	77,052	—	—
Income tax payable	2,329,457	7,169,749	1,045,290
Other taxes payable	55,234,788	58,462,149	8,523,297
Advances from customers	118,156,157	154,459,749	22,518,953
Deferred revenue	166,916,111	194,888,385	28,413,113
Other payables and accruals	48,351,220	73,887,055	10,772,119

Total current liabilities	440,010,847	515,366,918	75,136,228

Shareholders’ Equity

Common shares (US$0.01 par value; 28,763,188 shares issued and outstanding as of December 31, 2007, 27,609,616 shares issued and outstanding as of June 30, 2008)	2,350,463	2,255,337	328,809
Additional paid-in capital	2,218,516,672	2,159,892,678	314,894,473
Statutory reserves	20,745,422	24,836,354	3,620,935
Accumulated other comprehensive income	13,643,131	13,643,131	1,989,056
Retained earnings	550,834,861	665,814,579	97,070,254

Total shareholders’ equity	2,806,090,549	2,866,442,079	417,903,527

Total liabilities and shareholders’ equity	3,246,101,396	3,381,808,997	493,039,755

THE9 LIMITED
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(Expressed in Renminbi — RMB and US Dollars — US$, except share data)

	Quarter Ended
	June 30,	March 31,	June 30,	June 30,
	2007	2008	2008	2008
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income	50,611,310	89,685,338	115,889,159	16,895,680
Depreciation of property, equipment and software	35,040,340	32,842,283	34,945,200	5,094,721
Amortization of land use right and intangible assets	21,858,233	24,028,174	24,028,173	3,503,109
Share based compensation	9,198,777	12,008,420	12,114,203	1,766,151
Foreign exchange loss	7,555,287	24,389,433	5,351,834	780,253
Income tax expense	1,102,507	10,459,922	7,040,555	1,026,455

Non-GAAP net income	125,366,454	193,413,570	199,369,124	29,066,369

GAAP earnings per share
— Basic	1.92	3.21	4.20	0.61

— Diluted	1.90	3.21	4.19	0.61

Non-GAAP net income per share
— Basic	4.75	6.93	7.22	1.05

— Diluted	4.70	6.92	7.20	1.05

Weighted average shares outstanding
— Basic	26,382,259	27,924,173	27,596,561	27,596,561

— Diluted	26,667,691	27,958,744	27,672,357	27,672,357